HOLLAND & HART                                     David G. Angerbauer
                                                   Phone (801) 595-7808
                                                   dangerbauer@hollandhart.com


November 29, 2005

Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Broadcast International, Inc.
      Pre-Effective Amendment No. 3 to Form S-3/A on Form SB-2
      Filed October 11, 2005
      File No. 333-125710

      Form 10-KSB/A for the year ended December 31, 2004
      Filed April 27, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended March 31, 2005
      Filed May 16, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended June 30, 2005
      Filed August 12, 2005
      File No. 0-13316

Dear Ms. Wolff:

This letter is submitted on behalf of Broadcast International, Inc. ("Broadcast International" or the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company's Registration Statement on Form SB-2 filed under cover of Form S-3/A, the Company's Annual Report on Form 10-KSB/A for the year ended December 31, 2004, the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 and the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, as set forth in your letter to Rodney M. Tiede, dated October 26, 2005. For your convenience, we have restated your comments in full and have numbered our responses to match the numbering of the comments and headings used in your letter.


Holland & Hart LLP Attorney at Law
Phone (801) 595-7800 Fax (801) 364-9124   www.hollandhart.com
60 E. South Temple Suite 2000 Salt Lake City, Utha 84111-1031
Aspen Billings Boise Boulder Cheyenne Colorado Springs Denver Denver Tech Center Jackson Hole Salt Lake City Sante Fe Washington DC

HOLLAND & HART                                               November 29, 2005
                                                             Page 2


Form SB-2
---------
General
-------

      1. We note your response to comment 4 stating that you concur that you have issued investment rights to purchase convertible notes and warrants and will therefore complete the offerings privately. Specifically, your response indicates that if the investment rights which have already been issued are exercised pursuant to which convertible notes and warrants are issued, then you will file a post-effective amendment to the Form SB-2 to register the resale of the underlying shares of common stock. We further note your statement in response to comment 5 that you "are not registering the resale of any common stock underlying the warrants or any other derivative securities that have not yet been issued." Since you may not register additional securities by post-effective amendment, please confirm that you will not file a post-effective amendment to register the common stock underlying the convertible notes or warrants but rather that you will file a new registration statement to register the resale.

      Response:

      We believe a post-effective amendment would be appropriate if the requirements of Rule 462(b) are satisfied, i.e., (i) the post-effective amendment registers additional securities of the same class as were included in the earlier registration statement for the same offering; (ii) the post-effective amendment is filed prior to the time confirmations are sent or given; and (iii) the post-effective amendment registers additional securities in an amount and at a price that together represent no more than 20% of the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table contained in the earlier registration statement. The Company confirms that if the additional investment rights are exercised in the future and Rule 462(b) is not available, the Company will file a new registration statement to register the resale of the common stock underlying the convertible notes and warrants related thereto.

      2. We note your response to comment 5 that you concur with our comment. Our comment questioned why you believed it was appropriate to register the common stock underlying the A warrants in light of the fact that the A warrants have not yet been issued to affiliated broker-dealers. In response you state that you will file a post-effective amendment to register the resale of the underlying shares of common stock "if the derivative securities are issued in the future." However, since the A warrants have not yet been issued it would not be appropriate to register the resale of the underlying shares of common stock prior to the issuance of the A warrants. Further, as we indicated in the prior comment, it is not appropriate to register additional securities via a post-effective amendment. Please confirm that once the A warrants have been issued to affiliated broker-dealers that you will file a new registration statement, rather than a post-effective amendment, to register the resale of the underlying shares of common stock.

HOLLAND & HART                                               November 29, 2005
                                                             Page 3

      Response:

      The Company confirms that if the A warrants are issued to affiliated broker-dealers in the future and Rule 462(b) is not available with respect to registering additional securities by means of a post-effective amendment, the Company will file a new registration statement to register the resale of the common stock underlying the A warrants.

      3. We note the statement on page 35 that "this prospectus covers shares of common stock issuable upon conversion of the senior secured convertible notes and upon exercise of all warrants to be issued upon exercise of the additional investment rights [emphasis added]." Please reconcile this statement with your response that you are not registering the resale of shares of common stock underlying the warrants but rather will file a post-effective amendment to register the resale of the underlying shares of common stock of the warrants.

      Response:

      The sentence you refer to was mistakenly left in from the prior version of the Registration Statement. The entire sentence has now been deleted. Please see the fourth full paragraph under the heading "Senior Secured Convertible Notes and Related Warrants" on page 39 of the prospectus.

      4. You indicate in the selling shareholder table on page 30 that the selling shareholders will offer 6,427,270 shares of common stock. However, you also indicate in the fee table and the prospectus cover page that you are registering 6,547,272 shares of common stock. Please revise this apparent discrepancy.

      Response:

      The fee table, prospectus cover page and selling shareholder table all indicate that 6,547,272 shares are being offered by the selling shareholders. The 6,427,270 share amount does not refer to the number of shares being offered by the selling shareholders, but refers to the total number of shares held by all directors and executive officers of the Company as a group. See page 34 of the prospectus.

HOLLAND & HART                                               November 29, 2005
                                                             Page 4


      5. Please revise your disclosure to provide a discussion of your agreement with First Securities ASA. In this regard, we note your Form 8-K filed on October 17, 2005. Also, file the agreement as an exhibit to your registration statement.

      Response:

      We have included the requested disclosure regarding First Securities ASA in the Summary under the heading "Recent Developments" (see page 2, fifth full paragraph) and in MD&A (see page 18, first full paragraph). We have also included the agreement with First Securities as Exhibit 10.12 (see page II-6).

      6. Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

      Response:

      We note the updating requirements of Item 310(g) of Regulation S-B and have included September 30, 2005 financial information.

Risk Factors, page 4
--------------------

If we do not successfully commercialize our CodecSys technology, we may never
-----------------------------------------------------------------------------
achieve profitability or be able to raise future capital, page 4
----------------------------------------------------------------

      7. We note your statement that if you do not succeed in developing and commercializing your CodecSys technology it is highly doubtful that you will achieve profitable operations and that such development and commercialization will require "substantial additional capital." Please revise here, in the Summary section following your statement that you believe that applications that you are developing for the CodecSys technology "may hold substantial licensing and other revenue opportunities for our business," and in the business section to discuss what you mean by the "substantial" amount that will be required to develop and commercialize your CodecSys technology.

      Response:

      Pursuant to your comment, we have added language and/or revised the disclosure in the Summary section (see page 1, third paragraph under the subheading "Our Business"), the first risk factor (see page 5) and the Business section under the subheading "Research and Development" (see page
25).

Covenant restrictions under our senior secured convertible notes may limit our
------------------------------------------------------------------------------
ability to operate our business, page 4.
----------------------------------------

HOLLAND & HART                                               November 29, 2005
                                                             Page 5


      8. Please revise here and in the liquidity section of your MD&A on page 13 to briefly describe the limitations to obtaining additional capital and to declare or pay dividends.

      Response:

      We have added additional disclosure in response to your comment. Please see pages 6 and 17. Please note the MD&A already describes various limitations in the bullet points on pages 16 and 17.

There is significant uncertainty regarding our patent and proprietary
---------------------------------------------------------------------
technology protection, page 6
------------------------------

      9. We note from your disclosure on page 21 that you currently have 23 pending patent applications. Please revise this risk factor to disclose whether, you currently have any patents.

      Response:

      We have revised this risk factor (see page 7) and the disclosure on page 25 under the subheading "Intellectual Property Protection."

Trading in our securities could be subject to extreme price fluctuations pge 7
------------------------------------------------------------------------------

      10. You state that some of the factors that could significantly affect the market price of your stock are discussed in various risk factors. This risk appears too generic too help an investor understand the risk of volatility in your stock price. Please revise to describe the specific risks that could affect the volatility in your stock price. Alternatively, delete this risk.

      Response:

      We have revised the risk factor pursuant to your request. Please see page 8.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 10
-------------------

Results of Operations, page 10
------------------------------

      11. We note your statement that the decrease in net sales was primarily a combination of a decrease in sales of equipment to customers and a decrease in studio and video production revenue. Please revise to discuss whether you believe this is a trend that may have a continuing effect on operations. Include similar disclosure for your cost of sales and expenses. See Item 303(b) of Regulation S-B.

HOLLAND & HART                                               November 29, 2005
                                                             Page 6

      Response:

      We believe the decrease was not related to a trend. We have added language explaining that such differences result from the timing of customer contracts. Please see the last sentence on page 11 (carry-over to page 12). Liquidity and Capital resources, page 13

      12. Please revise to discuss liquidity on a long-term basis. See Item 303(b) of Regulation S-B.

      Response:

     We have provided the requested disclosure.  Please see page 17.

      13. We note your intent to spend a significant amount of funding in the future on research and development. Please revise to discuss the source of funds for these expenditures.

      Response:

      We have provided the requested disclosure.  Please see page 17.

      14. Please revise your liquidity section to discuss your convertible line of credit promissory note. Specifically, include the payment amounts, payment dates for interest and principal under the indebtedness, and interest rate and maturity date.

      Response:

      We have added a discussion of the convertible line of credit promissory note to the liquidity section. Please see page 15.

Business, page 17
-----------------

      15. Please revise to briefly describe the "certain liabilities" you assumed from Interactive Devices, Inc. In this regard, we note your disclosure in the fourth paragraph on page 17. Also, describe and quantify the "various stock options" that you gave to Streamware shareholders.

HOLLAND & HART                                               November 29, 2005
                                                             Page 7


      Response:

      We have revised the disclosure to make clear that the only liability assumed was the obligation to pay cash to creditors pursuant to the plan of reorganization. See the third sentence of the fourth full paragraph under the subheading "Background" on page 20. Please be advised that the details of the plan of reorganization, including the number of shares and the amount of cash liability assumed, are contained in Note 5 of the Notes to Consolidated Financial Statements. Please see page F-13. Please keep in mind that the "Background" discussion of the Business section is intended only as a general summary of the transactions disclosed therein. In none of the paragraphs have we included detailed information, and we believe it desirable to maintain a presentation consistent with the other paragraphs within the "Background" discussion. In the final paragraph of the "Background" discussion, we invite readers to refer to Note 5 of the Notes to Consolidated Financial Statements for further discussion and details.

      The Streamware stock options are also described in detail in Note 5 of the Notes to Consolidated Financial Statements. Please refer to our response above regarding this comment.

      16. We note your discussion of a settlement agreement between you and the co-founders of IDI and certain companies owned, controlled or associated with the co-founders of IDI on page 12. Please revise here to provide a discussion of the settlement and the reasons for the settlement.

      Response:

      As noted above, the "Background" discussion is intended as an overview, and additional information is contained in Note 5 of the Notes to Consolidated Financial Statements. Please note that we have made revisions to the settlement discussions on page 20 (sixth paragraph) and in the MD&A on page 13.

      17. Please revise to describe the distribution methods for your products and services. See Item 101(b)(2) of Regulation S-B.

      Response:

      We have added a new paragraph in response to your comment. Please see the fifth full paragraph on page 23.

      18. Please revise to explain exactly how you provide "broadband delivery technology." For example, explain how you provide the services described on page 2 of your Form 10-K/A for the year ended December 31, 2004.

HOLLAND & HART                                               November 29, 2005
                                                             Page 8


      Response:

      We do not fully understand your comment. We do not "provide" broadband delivery technology. We utilize this technology and believe our discussion of such is clear. Please see the "Overview" paragraph on pages 20 and 21. In the Form 10-K/A, we state that we are an "integrator" of broadband delivery technologies. In the prospectus, we revised the "integrator" language to clarify exactly what we do. Please also refer to our response to Comment No. 17 above.

      19. We note that you offer several different products and services. Please revise to quantify the percentage of your revenues that are derived from each category.

      Response:

      We have added language in response to your comment. Please see page 23, fourth paragraph.

Management, page 24
-------------------

      20. Please revise your disclosure under this heading to provide the terms of office for each officer and director. See Item 401(a) of Regulation S-B.

      Response:

      We have added additional disclosure pursuant to your comment.  See page
28.

Related Party Transaction, page 28
----------------------------------

      21. We note that on April 1, 2003, BI entered into a stock purchase agreement with three of the co-founders of IDI to acquire approximately 25% of the equity interest of MI. Please revise to indicate the amounts paid to the co-founders. Also, indicate how you determined the value of such interest.

      Response:

      The paragraph you refer to was included solely as a background to the following paragraph explaining why a transaction between Broadcast International and IDI would be deemed a related party transaction. The paragraph did not, in and of itself, contain a description of a related party transaction because the agreement was entered into at arms' length between unrelated parties. Upon further review, given the disclosures already contained in the prospectus and the potential for misunderstanding, we have deleted the paragraph in its entirety.

HOLLAND & HART                                               November 29, 2005
                                                             Page 9

Principal and Selling Stockholders, page 28
-------------------------------------------

      22. Please revise to identify the natural persons that control each of the selling stockholders.

      Response:

      We have identified the control persons for the entities included as selling shareholders. Please refer to the footnote disclosures on pages 34 and 35.

      23. We note that several selling shareholders are affiliates of broker-dealers. As such, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

      .   how long the selling shareholders have held the securities,
      .   the circumstances under which the selling shareholders received the
      .   securities, the selling shareholders' relationship to the issuer,
      .   the amount of securities involved,
      . whether the sellers are in the business of underwriting securities, and
      . whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

      Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

      .   the seller purchased in the ordinary course of business and
      . at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Response:

      We have concluded the resale of securities by affiliates of broker-dealers is not an indirect primary offering based upon the analysis contained below. Accordingly, we have provided the requested disclosure. Please see page 32.

      Analysis:

      Two selling shareholders, Jesse B. Shelmire IV and Scott R. Griffith, are affiliates of Stonegate Securities, Inc., the registered broker-dealer who acted as our placement agent in the May 2005 financing. On May 16, 2005, we issued to each of these affiliates 50,000 shares of our common stock and warrants to purchase 60,000 shares of our common stock at an exercise price of $2.50 per share. All of the shares and warrants were issued as restricted securities under Rule 144.

HOLLAND & HART                                               November 29, 2005
                                                             Page 10


      On August 3, 2005, each affiliate exercised his warrants in full on a net issuance basis pursuant to which we issued 23,636 shares of restricted stock to each person. Each affiliate now holds a total of 73,636 shares of our common stock as reflected in the selling shareholder table included in the prospectus. The original shares have been held by the affiliates for approximately six months, and the warrants shares have been held longer than three months.

      The affiliates received the shares and warrants in connection with the private placement services provided by Stonegate. At the time of issuance of the shares and the warrant shares, the affiliates were purchasing such shares in the ordinary course of business, for their own account and not with a view toward resale or distribution in violation of the federal securities laws. The Company had no agreement, understanding or arrangement with the affiliates, directly or indirectly, regarding any distribution of the common stock for the Company or any affiliate thereof.

      Prior to the Company's engagement with Stonegate, the Company had no prior relationship, arrangement or dealings with Stonegate or the affiliates. Neither Stonegate nor its affiliates are in the business of underwriting securities. The Company understands Stonegate is one of the largest private placement agents of securities for small cap companies in the U.S.

      Based on the foregoing, we have concluded that the resale of securities by the affiliates of Stonegate does not constitute an indirect primary offering of securities.

Description of Our Capital Stock, page 34
-----------------------------------------
Senior Secured Convertible Notes and Related Warrants, page 35
--------------------------------------------------------------

      24. We note your statement that the $2.50 conversion price relating to the senior secured convertible notes is subject to adjustment. Please revise to provide a detailed discussion of the circumstances under which the conversion price may be adjusted.

HOLLAND & HART                                               November 29, 2005
                                                             Page 11


      Response:

      We have provided a detailed discussion of the price adjustments in the Summary (page 2) and the MD&A (pages 15 and 16). We have also provided a cross reference to the MD&A discussion on page 39 (third paragraph).

      25. We note your statement that the A warrants issued to the institutional funds are exercisable for a total of 600,000 shares of common stock at $2.50 per share and the B Warrants are exercisable for a total of 600,000 shares at $4.00 per share subject to adjustment in certain circumstances.. Please revise to provide a detailed discussion of the circumstances under which the exercise prices may be adjusted.

      Response:

      See our response to Comment No. 25 above.

      26. Please revise to identify your placement agent in connection with the issuance of the senior secured convertible notes.

      Response:

      We have provided the requested disclosure.  Please see page 39.

Financial Statements
--------------------
Note 6 - Long Term Obligations, page F-14
-----------------------------------------
Convertible Line of Credit Promissory Note - 2003
-------------------------------------------------

      27. We have reviewed your response to comment 20 and note the difference between your accounting treatment for the accrued interest and beneficial conversion features in a manner differently from EITF 00-27 and SFAS 140 is not material. If you and your accountants have determined that your current methodology for these costs is not materially different from GAAP, this evaluation should be performed but it is not appropriate to disclose a methodology that is not in compliance with GAAP. Please revise this footnote to disclose your accounting policy related to your convertible debt in a manner that is compliant with generally accepted accounting principles.

      Response:

      We have revised the footnote in accordance with your request. Please see the second paragraph of Note 6 on page F-14. We have also revised the footnote language in our quarterly reports. Please see the third full paragraph of Note H of the Notes to Consolidated Condensed Financial Statements included in our Quarterly Report on Form 10-QSB for the Quarterly Period Ended September 30, 2005 (filed November 21, 2005).

HOLLAND & HART                                               November 29, 2005
                                                             Page 12


Form 10-QSB for the period ended June 30, 2005
----------------------------------------------
Item I - Financial Statements
-----------------------------
Note F- Long Term Notes Payable, page 8
----------------------------------------
Senior Secured Convertible Notes -2005
--------------------------------------

      28. Based on your response to comment 23, you have stated that you are not obligated to deliver cash pursuant to the terms of the embedded conversion option or the warrants and therefore you have classified these amounts in permanent equity. It appears these agreements may not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC within 120 days or else you are required to pay a liquidated damages payment equal to 2.0% of the amount invested. It appears that these provisions would result in liability classification tinder EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion feature under EITFs 98-5 and 00-27.

      Response:

      After further research with our auditors, we concur treating the embedded conversion feature of the senior secured convertible notes and the related warrants as derivative liabilities. We have reviewed the senior secured convertible notes and related warrants in conjunction with a thorough evaluation of EITF 00-19 and have concluded that both the embedded derivative in the convertible debt and the detachable warrants should be treated as liabilities with changes in value each quarter being accounted for as other income or other expense.

      Paragraph 13 sets forth eight specific conditions, all of which must be met for a contract to be treated as equity. Neither the convertible notes nor the detachable warrants meet all of the conditions which are analyzed as follows:

HOLLAND & HART                                               November 29, 2005
                                                             Page 13


1. The contract permits the company to settle in unregistered shares. Our convertible instrument and related warrants do not allow us to satisfy our obligation to deliver shares that have not been registered and registration is deemed to be an event out of our control. Paragraph 14 assumes that our contract is a net-cash settlement contract and asset or liability treatment is mandated.

2. The company has sufficient authorized and unissued shares available to settle the contract. The maximum number of shares that could be issuable under both the convertible instrument and the warrants is 7,200,000 shares, i.e. $3,000,000 divided by $.50 + 1,200,000 shares issuable under the warrants. The convertible notes contain a floor below which the price per share is not reset, unless we issue shares below that floor, but for purposes of this analysis, issuance of shares is deemed to be in the control of the Company. Since the Company has 40,000,000 shares authorized, the Company meets this condition.

3. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. The convertible debt contains provisions that would allow potentially an unlimited number of shares to be issued if we choose to sell stock at extremely low prices. Therefore, the contract does not contain an "explicit" limit on the number of shares and we do not meet this requirement. However, the warrants do have an explicit limit on the number of shares potentially issuable for them and would meet the requirement.

4. There are no cash payments required in the event the company fails to make timely filings with the SEC. We are under an obligation to make a penalty payment in the event we had not filed a registration statement with the SEC in a prescribed time or if the registration statement has not been declared effective within a prescribed time. Since the notes and the warrants are both the subject of the registration rights agreement which contains the cash penalty, both the notes and the warrants fail to meet this requirement.

5. There are no required cash payments based on subsequent sales prices of the stock. This provision is not applicable to our situation for either the convertible notes or the warrants.

6. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. Likewise, this provision is inapplicable to our situation.

HOLLAND & HART                                               November 29, 2005
                                                             Page 14


7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. The notes are an obligation of the Company and, as a creditor, the noteholders have rights that rank higher than shareholders. Therefore, the notes would be accounted for as an asset or as a liability. The warrants do not contain such rights and meet this condition.

8. There is no requirement in the contract to post collateral at any point or for any reason. The notes are secured by all of the assets of the Company and, therefore, this requirement is not met by the notes. The warrants, however, do not contain such a provision and do meet the requirement.

      In summary, the senior secured convertible notes fail to satisfy at least five of the eight requirements of EITF 00-19 paragraphs 12-32 and, therefore, the embedded derivative in the senior secured convertible notes should be treated as a liability rather than equity. The detachable warrants fail to satisfy two of the eight requirements and likewise should be treated as liabilities.

      We have recorded the value of the embedded derivative at its fair value and the detachable warrants at their fair values using the Black-Scholes method. The implementations release, "Derivatives Implementation Group Statement 133 Implementation Issue No. B6," recommends an allocation of the full fair value of the embedded derivative and the remainder of the value allocated to the host contract. Therefore, we have recorded the derivatives at their full fair value and recorded an expense for the amount of the fair value that exceeds the cash received by the Company. The liability of the senior secured convertible notes will be accreted to its full face amount over the term of the notes with the off-setting entry to interest expense.

      We have reflected the proper accounting treatment in our recently filed Form 10-QSB and also restated our Form 10-QSB for the Quarterly Period Ended June 30, 2005 (filed November 22, 2005).

      29. In addition, it appears the warrants issued would also be required to be accounted for as derivative liabilities under EITF 00-19 since these warrants are subject to the same registration rights agreement noted above. Please advise.

      Response:

      Please see our response to Comment No. 28 above.

HOLLAND & HART                                               November 29, 2005
                                                             Page 15

      30. Please note that you should perform a thorough analysis of all of the provisions of your convertible debt instrument to determine whether there are any other provisions that may be problematic under paragraphs 12-32 of EITF 00-19. Further your disclosures should be expanded to include all of the significant terms of the convertible debt agreement. Clarify if there are any limits on the amount of common stock that maybe used to repay the debt and any terms that may result in changes to the conversion price.

      Response:

      Please see our response to Comment No. 28 above.

Item 25. Other Expenses of Issuance and Distribution, page II-2
---------------------------------------------------------------

      31. You indicate that the SEC registration fee is $3,355; however, your fee table indicates that the fee is $2,466. Please revise or advise.

      Response:

      We have made the corrective revision.  Please see page II-2.

Item 26. Recent Sales of Unregistered Securities, page 11-2
-----------------------------------------------------------

      32. Please revise to include the recent sales of all securities sold within the past three years that were not registered under the Securities Act. In this regard, we note several transactions in your Form 10-K for the year ended 2004 that are not disclosed in this registration statement. For example, we refer to the February 3, 2004 transaction disclosed in your Form 10-K. See Item 701 of Regulation S-B.

      Response:

      There were two transactions that were inadvertently omitted. We have revised the discussion to include these transactions. See pages II-3 and II-4.

      33. Please revise throughout this section to include all the information required by Item 701 such as the total offering price for each transaction as well as the value of the consideration you received.

      Response:

      We have provided the requested disclosure.

HOLLAND & HART                                               November 29, 2005
                                                             Page 16


      34. Please revise to briefly describe the consulting services you identify on page II-4. Further, quantify the value of those services. Sec
Item 701(c) of Regulation S-B.  We may have further comments.

      Response:

      We have provided the requested disclosure.

      The Company believes that it has responded fully to the staff's comments. If, however, you have any questions concerning any of the foregoing responses or desire additional information, please do not hesitate to call me at (801) 595-7808.

      Sincerely,

      /s/ David G. Angerbauer

      David G. Angerbauer
      of Holland & Hart LLP



cc:
Jeffrey A. Shady, Esq.
Mr. Rodney M. Tiede
Reed L. Benson, Esq.
Mr. Randy Turner